Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: March 29, 2004

Legal Information

     The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

     The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

04/019

KLM TO HOLD EXTRA GENERAL SHAREHOLDERS’ MEETING ON APRIL 19

     AMSTELVEEN, March 29, 2004 — On April 19, 2004, KLM Royal Dutch Airlines will hold an extra General Meeting of Shareholders at the Schouwburg in Amstelveen (The Netherlands). The meeting will start at 14:00 hrs. One of the key purposes of the meeting is to provide information about Air France S.A.’s exchange offer for common shares of Koninklijke Luchtvaart Maatschappij N.V. (KLM Royal Dutch Airlines). This offer will be outlined in an offer and listing document that will be made available by March 31, 2004, at the latest. The meeting will also address adjustment of the company’s articles of association relating to the bid, after which this issue will be put to a vote. At the meeting, the Supervisory Board also intends to fill the vacancy left by the death of Johan Stekelenburg in September 2003.

     The KLM Supervisory Board intends to appoint Mrs. Irene P. Asscher-Vonk (59) as supervisory director of the company. Mrs. Asscher-Vonk is a professor of social law at the Nijmegen Catholic University. She has gained a broad base of experience in socio-economic and judicial issues. Furthermore, Mrs. Asscher-Vonk has extensive experience in labor relations. Her expertise in these areas is of great importance to the KLM Supervisory Board.

     Mrs. Asscher-Vonk previously lectured in labor law at the University of Amsterdam. She was a member of the Dutch government’s Emancipation Council and the Equal Treatment Commission. She currently holds various positions, including crown-appointed member of the Social Economic Council, member of the National Advisory and Arbitration Committee, and chairwoman of the Disputes Committee for Job Evaluation in Sports. She is also a member of the Supervisory Boards of Numico Nederland B.V. and Arriva Nederland B.V.

     The Board intends to nominate Mrs. Asscher-Vonk at the extra General Shareholders’ Meeting on April 19, 2004 in Amstelveen (The Netherlands).

     Note to editors: A digital version of the agenda for the General Meeting is available on the internet at http://investorrelations.klm.com.

     Note to editors: KLM Royal Dutch Airlines’ General Shareholders’ Meeting is open to the media. Audio-visual media will be allowed to record the introductions presented by the Chairman of the KLM Supervisory Board and the President & CEO of KLM Royal Dutch Airlines, as well as the presentation on the bid by KLM’s Chief Financial Officer. If you wish to attend, please contact KLM’s Media Relations department at +31 (0)20 649 4545 or e-mail mediarelations@klm.com before April 16, 2004.